PRESS RELEASE	JANUARY 5, 2026

Largo receives US$56 million binding term sheet for the sale of 4.5 million tons of iron ore calcine
All dollar amounts expressed are in U.S. dollars.

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO), the world's largest primary vanadium producer, today announced that its Brazilian operating subsidiary has received a binding term sheet related to the potential monetization of 4.5 million of iron ore calcine material that was produced as a byproduct and accumulated in a stockpile over the past 11 years of Largo's vanadium production at the Company's Maracás Menchen mine in Maracás, Bahia, Brazil.

The binding term sheet provides for a multi-year Ex Works (EXW) contract for potential cash proceeds in excess of US$56 million, subject to final documentation, amendments to certain commercial terms, and customary conditions. The Company views this term sheet as an opportunity to unlock value from accumulated materials, reduce future infrastructure requirements for stockpiles and reduce disposal costs while maintaining focus on its primary vanadium business.

This binding term sheet underscores market interest in Largo's diversified vanadium byproduct portfolio, which includes materials containing iron ore, titanium, and other mineral components produced alongside the Company's core vanadium operations. Through its mining and ore processing activities in the past 11 years, Largo has accumulated several stockpiles of byproduct or processing residue material, representing a significant inventory available for reprocessing and/or commercialization.

"This binding term sheet reflects external demand for materials generated as byproducts from our operations and highlights the strategic value of Largo's byproduct inventory as a way to enhance further the cost-competitiveness of our vanadium business" said Mr. Alberto Arias and Mr. Daniel Tellechea Co-CEOs of Largo. "We believe this approach provides a constructive path to realizing value from assets already on hand, while supporting our broader financial and operational objectives".

There can be no assurance that a final transaction will be completed or that it will be completed on the terms currently contemplated. Largo will provide updates as appropriate.

About Largo

Largo is a globally recognized supplier of high-quality vanadium and ilmenite products, sourced from its world-class Maracás Menchen Mine in Brazil. As one of the world's largest primary vanadium producers, Largo produces critical materials that empower global industries, including steel, aerospace, defense, chemical, and energy storage sectors. The Company is committed to operational excellence and sustainability, leveraging its vertical integration to ensure reliable supply and quality for its customers.

Largo is also strategically invested in the long-duration energy storage sector through its 50% ownership of Storion Energy, a joint venture with Stryten Energy focused on scalable domestic electrolyte production for utility-scale vanadium flow battery long-duration energy storage solutions in the U.S.

The Company also holds a 100% interest in the Northern Dancer Tungsten-Molybdenum property located in the Yukon Territory, Canada and 100% interest in the Currais Novos Tungsten Tailing Project near Natale Brazil. Preliminary economic assessments were completed for each asset in 2011.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

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For further information, please contact:

Investor Relations
Daniel Tellechea
Co-CEO & Director
+1.416.861.9778
info@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities legislation. Forward‐looking information in this press release includes, but is not limited to, the ability of the Company to continue as a going concern, the ability for the Company to keep the Maracás Menchen Mine operating, the negotiation, execution and timing of definitive agreements in respect of the binding term sheet and the completion of the contemplated multi-year transaction and its terms, the Company's opportunity to unlock value from accumulated materials and reduce infrastructure requirements for stockpiles and disposal costs, monetize existing inventory with the potential to enhance liquidity and strengthen the Company's financial position, the demand for by-products from operations and their strategic value to the Company as a way to enhance the cost-competitiveness of the Company's vanadium business.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", although not all forward-looking statements include those words or phrases. In addition, any statements that refer to expectations, intentions, projections, guidance, potential or other characterizations of future events or circumstances contain forward-looking information. Forward-looking statements are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking statements are based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated, subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.